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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                      Global Realty Management Group, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   37938U 20 1
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                                 (CUSIP Number)

                                Larry C. Shumate
                               15719 Lakeway Drive
                               Willis, Texas 77318
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 8, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 37938U 20 1

-------------------- --------------------------------------------------------------------------------------------------------
                 1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).
                     Larry C. Shumate
-------------------- --------------------------------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     Not Applicable                                                                             (a)   /  /
                                                                                                                (b)   /  /
-------------------- --------------------------------------------------------------------------------------------------------
                 3.  SEC Use Only
-------------------- --------------------------------------------------------------------------------------------------------

                 4.  Source of Funds            OO
-------------------- --------------------------------------------------------------------------------------------------------

                 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                / /
-------------------- --------------------------------------------------------------------------------------------------------

                 6.  Citizenship or Place of Organization            United States
-------------------- --------------------------------------------------------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power             690,000
   Beneficially      ------ -------------------------------------------------------------------------------------------------
     Owned by
       Each             8.  Shared Voting Power           0
     Reporting       ------ -------------------------------------------------------------------------------------------------
      Person
       With             9.  Sole Dispositive Power        690,000
                     ------ -------------------------------------------------------------------------------------------------

                       10.  Shared Dispositive Power      None
-------------------- --------------------------------------------------------------------------------------------------------

                11.  Aggregate Amount Beneficially Owned
                     by Each Reporting Person                             690,000
-------------------- --------------------------------------------------------------------------------------------------------

                12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                   /  /
-------------------- --------------------------------------------------------------------------------------------------------

                13.  Percent of Class Represented by Amount in Row (11)                5.39%
-------------------- --------------------------------------------------------------------------------------------------------

                14.  Type of Reporting Person (See Instructions)            IN
-------------------- --------------------------------------------------------------------------------------------------------


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ITEM 1.      SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $.001 per share, of Global Realty Management Group, Inc., a Florida corporation, or GRMG. The principal executive offices of GRMG is located at 16825 Northchase Drive, Suite 630, Houston, Texas 77060.

ITEM 2.      IDENTITY AND BACKGROUND

         (a) This statement is filed by Larry C. Shumate.

         (b) Mr. Shumate's address is 15719 Lakeway Drive, Willis, Texas 77318.

         (c) Mr. Shumate is the President of Shumate Machine Works, Inc., an indirect, wholly-owned subsidiary of GRMG.

         (d) Mr. Shumate has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Mr. Shumate has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Mr. Shumate is a citizen of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Shumate acquired his securities in exchange for his shares of common stock in Excalibur Holdings, Inc., a Texas corporation, pursuant to an Agreement and Plan of Merger dated March 21, 2002 by and among GRMG, GRMG Acquisition Corp., Excalibur and a shareholder of GRMG. Pursuant to the Agreement and Plan of Merger, the common shareholders of Excalibur received an aggregate of 11,633,699 shares of common stock of GRMG in exchange for their shares of Excalibur, an amount which represented approximately 91% of the issued and outstanding common stock of GRMG. Excalibur now exists as a whole-owned subsidiary of GRMG.

ITEM 4.      PURPOSE OF TRANSACTION

         See item 3, above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of common stock to which this
Schedule 13D relates is 690,000 shares, representing approximately 5.39% of the 12,812,436 shares of GRMG common stock outstanding as of April 8, 2002.

         (b) Mr. Shumate has sole voting and dispositive power over the shares of common stock which he owns.

         (c) See Item 3, above.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

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ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2002








LARRY C. SHUMATE


/s/ Larry C. Shumate
--------------------




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